A **BRIGHTER WAY** TO INVEST IN GOLD®

2024
First Quarter Report

Q1

SANDSTORM GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

Management’s Discussion
and Analysis
For The Period Ended March 31, 2024

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2024 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2023 and the corresponding notes to the financial statements which are available on SEDAR+ at www.sedarplus.ca. The information contained within this MD&A is current to May 2, 2024 and all figures are stated in U.S. dollars unless otherwise noted.

Management's Discussion & Analysis
Company Highlights
OPERATING RESULTS
A strong quarter in terms of revenue, cash flow and Attributable Gold Equivalent  ounces1.
•Revenue for the three months ended March 31, 2024 was $42.8 million compared with $44.0 million for the comparable period in 2023.
•Attributable Gold Equivalent ounces1 (as defined hereinafter), for the three months ended March 31, 2024 were 20,316 ounces compared with 28,368 ounces for the comparable period in 2023.
•Cash flows from operating activities, excluding changes in non-cash working capital1, for the three months ended March 31, 2024 were $32.6 million compared with $42.7 million for the comparable period in 2023.
•Cost of sales, excluding depletion, for the three months ended March 31, 2024 was $5.7 million compared with $6.5 million for the comparable period in 2023.
•Average cash costs1 for the three months ended March 31, 2024 of $280 per Attributable Gold Equivalent ounce1 compared with $230 per Attributable Gold Equivalent ounce1 for the comparable period in 2023.
•Record cash operating margins1 for the three months ended March 31, 2024 of $1,782 per Attributable Gold Equivalent ounce1 compared with $1,652 per Attributable Gold Equivalent ounce1 for the comparable period in 2023.
1.Refer to section on non-IFRS and other measures of this MD&A.
DELEVERAGING SUCCESS
•The Company has continued to de-lever and has made $20 million in net repayments on its revolving credit facility during the first quarter.
•To further expedite this repayment schedule, the Company has continued its strategy of monetizing non-core assets; accordingly, during the three months ended March 31, 2024, the Company received approximately $7.0 million in cash from the sale of equity investments.
•Subsequent to quarter end, the Company entered into an agreement to further sell non-core assets for cash consideration of $21 million.
•Since announcing its intention, the Company has sold or entered into agreements to sell over $50 million in non-core assets.
SHARE BUYBACKS AND OTHER
•In January 2024, Sandstorm closed its previously announced transaction to amend its existing gold and silver stream agreements with Bear Creek and to refinance certain other debt investments in Bear Creek that it holds. In exchange for the stream amendments, Sandstorm received a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits, and additional consideration in the form of a combination of Bear Creek common shares and debt.
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Management's Discussion & Analysis
•In March 2024, the Company declared a dividend of CAD0.02 per share, which was paid on April 26, 2024.
•With the recent increase in commodity prices and the success in selling non-core assets, the Company announced its intention to renew its normal course issuer bid and repurchase its shares. Under the renewed normal course issuer bid, the Company has the option to purchase up to 20 million of its common shares. Subsequent to quarter end and under its previous normal course issuer bid, the Company purchased and cancelled approximately 97,000 of its common shares.
Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm partners with other companies in the resource industry to grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. Upon closing of the non-core asset sale (discussed herein), the Company will have 235 Streams and royalties, of which 39 of the underlying mines are producing.
1.Refer to section on non-IFRS and other measures of this MD&A.
Outlook1
Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 75,000–90,000 ounces in 2024. The Company’s production forecast is expected to reach approximately 125,000 Attributable Gold Equivalent ounces within the next five years.
1.Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.
2.Refer to section on non-IFRS and other measures of this MD&A.
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Management's Discussion & Analysis
Key Producing Assets

Antamina Silver Stream and Royalty	HORIZON COPPER CORP.
The Company has a silver stream and a net profits interest (“NPI”or “Antamina NPI”) on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). The silver stream and NPI is paid by Horizon Copper Corp. (“Horizon Copper”) which owns a 1.66% NPI on production from Antamina. The silver stream entitles the Company to receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. The NPI is calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon of delivering silver ounces under the Antamina silver stream. The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) (“Teck”), and Mitsubishi Corporation (10%). Antamina is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. The asset operates in the first cost quartile of copper mines and has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer.
Antamina contains Mineral Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Resources, exclusive of Proven and Probable Reserves, totaled 673 million tonnes at 0.83% copper, 0.51% zinc, 11.4 grams per tonne silver, and 0.016% molybdenum. Mineral Reserves totaled 226 million tonnes at 0.94% copper, 0.56% zinc, 10.7 grams per tonne silver, and 0.024% molybdenum, which are constrained by current tailings capacity. Both Mineral Reserves and Resources are effective as of December 31, 2023 (cut-off grade unavailable).
In February 2024, Teck reported that the Antamina mine had received approval of the Modification of Environmental Impact Assessment (the “MEIA”). The MEIA allows for an investment of approximately $2 billion over the next eight years, which will extend operations at Antamina through to 2036. The MEIA extends the permitted pit depth by 150 metres and will allow Antamina to optimize existing mining components within its current operation while also expanding the footprint of the open pit and expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208,000 tonnes per day which would be an approximate 40% increase from current levels. Reserves are expected to be expanded once additional tailings capacity is confirmed. Sandstorm expects that significant Mineral Resource conversion is likely as Antamina completes several Pre-Feasibility level tailings studies which are focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.
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Management's Discussion & Analysis

Vale Royalties	VALE S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,097 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
•Copper and Gold
–0.03% net sales royalty on the Sossego copper-gold mine; and
–0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
•Iron Ore
–0.05% net sales royalty on iron ore sales from the Northern System; and
–0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
•Other
–0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the Pre-Feasibility or Feasibility Study level which could enhance production from Sandstorm’s royalty grounds.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste began in 2014 and is expected to continue into 2049; Serra Sul began production in 2016 and is expected to produce into the late 2050s.
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2025.
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Management's Discussion & Analysis

Blyvoor Gold Stream	AUROUS RESOURCES
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd., a subsidiary of Aurous Resources, will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered. In March 2024, Blyvoor Gold Resources (Pty) Ltd., Blyvoor Gold Operations Proprietary Limited, and Rigel Resource Acquisition Corp, a special purpose acquisition company, sponsored by a fund managed by Orion Resource Partners, announced that they have entered into a definitive business combination agreement whereby, subject to customary closing conditions and regulatory approvals, the resulting company, expected to be named "Aurous Resources", will be a publicly listed company trading on the NASDAQ stock exchange.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated National Instrument 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Resources (25.8 million tonnes at 13.71 grams per tonne gold) inclusive of Mineral Reserves (cut-off grade of 479 centimetre-grams per tonne and 300 centimetre-grams per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day. For more information refer to the Blyvoor Technical Report dated June 28, 2021 under Nomad Royalty Company Ltd.’s profile on www.sedarplus.ca.
Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000 to 80,000 ounces of gold per annum, based on conventional mining methods.

Chapada Copper Stream	LUNDIN MINING CORPORATION
The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Chapada copper stream, Sandstorm has agreed to purchase,
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Management's Discussion & Analysis
for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:
•4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then
•3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then
•1.5% of the copper produced thereafter, for the life of the mine.
Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.
Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. Ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050, which excludes any production from Lundin Mining’s recent Saúva discovery. For more information, visit the Lundin Mining website at www.lundinmining.com.

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.
The Company has a silver stream on Pan American Silver Corp.’s (“Pan American”), the successor to Yamana Gold Inc., silver-gold Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.
Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.
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Management's Discussion & Analysis
Other Producing Assets

Houndé Gold Royalty	ENDEAVOUR MINING CORPORATION
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. Houndé hosts a Proven and Probable Reserve containing 2.6 million ounces of gold within 52.1 million tonnes of ore with an average grade of 1.57 grams per tonne gold. The Measured and Indicated Resources, inclusive of Reserves, contain 3.8 million ounces of gold contained in 73.1 million tonnes of ore with an average grade of 1.63 grams per tonne gold. This Mineral Reserve and Resource estimate, a portion of which is not subject to the Company's royalty, is based on an economic cut-off grade of 0.5 grams per tonne gold, inclusive of reserves, and is effective as of December 31, 2023. See www.endeavourmining.com for more information.
Houndé is an open-pit gold mine with a 3.0 million tonne per year nameplate capacity processing plant using a gravity circuit and a carbon-in-leach plant.

Aurizona Gold Royalty	EQUINOX GOLD CORP.
The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox” or “Equinox Gold”) open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.
On September 20, 2021, Equinox Gold announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000
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Management's Discussion & Analysis
ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open-pit and 1.0 grams per tonne for underground Mineral Resources). For more information refer to www.equinoxgold.com.
On April 8, 2024, Equinox Gold reported that there had been a displacement of material in two locations in the south wall of the Piaba pit at the Aurizona mine due to persistent heavy rains in Maranhão, Brazil. As a result, mining has been paused as Equinox Gold establishes a remediation plan and confirms the safety of the pit. To mitigate any potential impact on planned 2024 production from the Piaba pit, Equinox expects to accelerate mining activities at the new Tatajuba pit, which is also subject to the Company's royalty.

Caserones Royalty	LUNDIN MINING CORPORATION
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining and JX Nippon Mining & Metals Corporation.
The Caserones Mine has 11 years of operational history. On July 13, 2023, Lundin Mining published a Technical Report in accordance with National Instrument 43-101 which outlined a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin has identified several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground.

Fruta del Norte Precious Metals Royalty	LUNDIN GOLD INC.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.
The Fruta del Norte Mineral Reserve contains an estimated 5.50 million ounces of gold in 21.70 million tonnes of ore with an average grade of 7.89 grams per tonne, as of December 31, 2023, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 4.00 grams per tonne and 5.30 grams per tonne depending on mining method). Lundin Gold recently announced plans to increase the plant's throughput to 5,000 tonnes per day with potential for this increased throughput to become effective in 2024. See www.lundingold.com for more information.
In 2023, Lundin Gold completed approximately 55,000 metres of near-mine and regional exploration drilling within the area of interest of the Company’s royalty to accelerate delineation of new targets, continue to explore other sections along Fruta del Norte’s major structures, and identify another Fruta del Norte deposit within the 16 kilometre-long Suarez Pull-Apart Basin. Lundin Gold recently
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Management's Discussion & Analysis
announced that drilling in 2023 indicated significant potential for the extension of Mineral Resources at depth as well as to the east, west and south of the current Mineral Resource envelope. Lundin Gold also announced that it expects to continue its near-mine and regional exploration programs with 56,000 metres of drilling planned for 2024, the largest ever exploration drilling program conducted on the land package hosting Fruta del Norte. The planned 46,000 metre near-mine program will focus on underground and surface drilling at or near Fruta del Norte, while the 10,000 metre regional program will continue to focus on several exploration targets located in the Suarez Basin, with the objective of identifying new epithermal systems.

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION
The Company holds a silver stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”). In January 2024, the Company closed its previously announced agreement to restructure its existing streams and refinance certain Bear Creek debt investments (the “Restructuring Agreement”).
REVISED GOLD STREAM:
Effective January 1, 2024, Sandstorm has the right to purchase 275 gold ounces per month through April 2028 and a 4.4% Gold Stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered.
REVISED SILVER STREAM:
Beginning in May 2028, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered.
REVISED DEBT HOLDINGS:
Sandstorm refinanced its $22.5 million convertible debenture and a $14.4 million secured loan acquired in 2023 into five-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures”).
In consideration for the amendments, Sandstorm also received:
Corani royalty: a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits.
Non-royalty consideration: Additional consideration comprised of 28,767,399 Bear Creek common shares and $4.2 million in principal added to the Refinanced Sandstorm Debentures described above.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces
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Management's Discussion & Analysis
of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2021 totaled 2.2 million tonnes grading 3.75 grams per tonne gold and 29.0 grams per tonne silver, containing 267,000 ounces of gold and 2.07 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade).

Bonikro Gold Stream	ALLIED GOLD CORPORATION
The Company has a Gold Stream on Allied Gold Corporation’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered. Recently Allied announced the closing of its previously announced business combination and public listing transaction as well as the expansion of its executive team to include former principals from Yamana Gold.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.
The most recently published Mineral Reserve and Mineral Resource estimate, on a 100% basis, for Bonikro includes Proven and Probable Mineral Reserves of 571koz of gold in 13.7 million tonnes of ore with an average grade of 1.30 grams per tonne gold and Mineral Resources, inclusive of reserves, of 1.39 million ounces of gold in 32.8 million tonnes of ore with an average grade of 1.32 grams per tonne gold. This Mineral Reserve and Mineral Resource estimate is effective as of December 31, 2023 and is based on open pit cut-off grades of 0.68-0.74 grams per tonne for Mineral Reserves and 0.5 grams per tonne for Mineral Resources. Ongoing drilling is focused on expanding and converting the existing Inferred Resource targeting a mine life of over 10 years. To support this goal, Allied has allocated $10.5 million for total exploration spending at Bonikro in 2024. See www.alliedgold.com for more information.

CEZinc Stream	GLENCORE CANADA CORPORATION
The Company has a zinc Stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
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Management's Discussion & Analysis
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. In 2022, GCC completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Operations restarted in December 2022; however, given the timelines between production and Stream deliveries, this shutdown had an impact on zinc deliveries under the Stream in the second quarter of 2023. Longer-term, GCC is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, including additional stream funding advanced in 2023 and 2024, Sandstorm is entitled to receive 41,010 ounces of gold over a 6.75-year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of 32,022 gold ounces under the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm has a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine. Sandstorm has provided Americas Gold with the option, until June 30, 2024, to draw down on additional stream funding, with up to $3.3 million remaining to be drawn, in exchange for three monthly deliveries totaling 1,836 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting in November 2026.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold have suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.
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Management's Discussion & Analysis

Gualcamayo Royalty	ERIS LLC
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Eris LLC (“Eris”). The Gualcamayo Mine is an open-pit, heap leach operation. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project, and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.

Vatukoula Gold Stream	VATUKOULA GOLD MINES PTE LIMITED
The Company has a Gold Stream on Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”). The Stream entitles the Company to purchase 11,022 ounces of gold over a 4.5-year period which began in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula for ongoing per ounce cash payments equal to 20% of the spot price of gold. In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.
The Fixed Delivery Period entitles Sandstorm to receive 1,320 ounces of gold per year, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.
The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Black Fox Gold Stream	MCEWEN MINING INC.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $601 and the spot price of gold.
The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.
Sandstorm Gold Ltd.    14    2024 First Quarter Report

Management's Discussion & Analysis
Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.
The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). In the second quarter of 2023 SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).
Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden payable by the entity that holds the mining license.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.45 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using $82 per tonne NSR based cut-off grades). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all key permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items. For the first half of 2024 early-works construction activities are expected to continue at Hod Maden focused on site access and earthworks, power supply construction and the land expropriation process.
In February 2024, following an incident at one of its assets, SSR Mining retracted all previously issued guidance for its Turkish assets, including the Hod Maden Project. While SSR Mining focuses on remediation efforts, Sandstorm currently estimates a one year delay to commercial production.
Sandstorm Gold Ltd.    15    2024 First Quarter Report

Management's Discussion & Analysis

Platreef Gold Stream	IVANHOE MINES LTD.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. Construction of Platreef’s Phase 1 concentrator is advancing on schedule and is over 80% complete and is on track for cold commissioning in the third quarter of 2024. Hot commissioning and ramp-up of production is planned for early 2025.
Ivanhoe recently announced an optimized development plan for Platreef which de-risks initial production and accelerates the asset’s Phase 2 expansion by up to three years. Under the revised development plan, Ivanhoe will re-purpose ventilation Shaft 3 for hoisting at a rate of 3 million tonnes per annum (“Mtpa”) and increase the size of the initial Phase 2 concentrator to 3.3 Mtpa (previously 2.2 Mtpa), bringing site-wide processing capacity to 4.0 Mtpa. Shaft 3 is expected to be ready for hoisting in the fourth quarter of 2025. An updated Feasibility Study, accelerating and optimizing the development of Phase 2, is expected to be completed and published in the second half of 2024.
In conjunction with the advancement of Shaft 2 and the updated Feasibility Study, Ivanhoe is undertaking a preliminary economic assessment for Phase 3 expansion, increasing total processing capacity at Platreef to approximately 10.0 Mtpa. Phase 3 is anticipated to rank Platreef as one of the world’s largest and lowest-cost platinum-group metals, nickel, copper, and gold operations. The processing capacity of the Phase 3 expansion will be 12.5 times greater than that of Phase 1 and 2.5 times greater than the optimized Phase 2 expansion.

Greenstone Gold Stream	EQUINOX GOLD CORP.
The Company has a Gold Stream on the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Project” or “Greenstone”). The project is jointly owned by Equinox Gold (60%) and Orion Mine Finance (40%). Sandstorm holds a Gold Stream on the Greenstone project pursuant to an agreement with an affiliate of Orion Mine Finance (“Orion”), who holds a 40% interest in the Greenstone Project. Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property (calculated on a 100% basis but payable from Orion’s 40% interest), until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment to Orion of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.
Sandstorm Gold Ltd.    16    2024 First Quarter Report

Management's Discussion & Analysis
A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than five million ounces over an initial 14-year mine life. In April 2024, Equinox Gold announced that it had commenced processing ore at Greenstone with first gold pour expected in the second quarter of 2024 and commercial production targeted for the second half of 2024. On April 23, 2024, Equinox Gold announced that it had entered into an agreement with Orion to acquire the remaining 40% interest of the Greenstone Project, consolidating Equinox’s ownership interest to 100%.

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.
The Company has a precious metals Stream with Entrée Resources Ltd. (“Entrée Resources”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.
In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. In 2023 Entrée Resources reported that optimization studies on Panel 1, which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture, were completed in the second quarter of 2023. More recently, Entrée Resources reported that first underground development work on the Entrée/Oyu Tolgoi joint venture property is scheduled to commence in the second half of 2024.
Sandstorm Gold Ltd.    17    2024 First Quarter Report

Management's Discussion & Analysis

Horne 5 Royalty	FALCO RESOURCES LTD.
The Company holds a 2% NSR on the Horne 5 deposit located in Quebec, Canada, (“Horne 5”) owned by Falco Resources Ltd. (“Falco Resources”).
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne). Falco Resources recently announced that it has entered into an operating license and indemnity agreement with Glencore Canada Corporation. This is a key milestone for Falco Resources and the development of Horne 5. The terms of the agreement outline key deliverables and lines of communication between the parties to facilitate the development and ultimately the operation of Horne 5. For more information refer to www.falcores.com/en.

Robertson Royalty	BARRICK GOLD CORP.
The Company has a sliding scale NSR on the Robertson development stage deposit which is part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick Gold Corp. (“Barrick”) (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR ranges from 1.0% to 2.25% depending on the average quarterly gold price.
Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Barrick expects first production at Robertson to occur in 2027, subject to permitting.

Lobo-Marte Royalty	KINROSS GOLD CORPORATION
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. For more information refer to www.kinross.com.
Sandstorm Gold Ltd.    18    2024 First Quarter Report

Management's Discussion & Analysis

MARA Royalty and Stream Option	GLENCORE PLC
The Company has a 0.25% NSR on the MARA porphyry copper-gold project (“MARA”) which is located in Catamarca province, Argentina and is wholly owned by a subsidiary of Glencore plc. In addition, Sandstorm holds a Gold Stream conversion option.
Under the terms of the option agreement, Sandstorm may elect to make an advance payment up to a maximum of $225 million (“Advance Payment”) to convert its existing 0.25% NSR into a Gold Stream (“Stream Conversion”). If Sandstorm elects to pay the Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from MARA for ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.
To exercise its option, Sandstorm is required to elect the Stream Conversion only once the respective subsidiary of Glencore plc has made a board-approved construction decision at MARA. The Advance Payment is payable in quarterly tranches throughout the construction period in proportion to the total project spending. In addition, if Sandstorm wishes to syndicate the Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions. The Gold Stream option is structured between Sandstorm’s Canadian parent company and a counterparty entity outside of Argentina.
MARA is a brownfield copper-gold project that ranks as one of the lowest capital-intensive copper projects in the world, owing to the existing Alumbrera processing plant and associated infrastructure located nearby. MARA is expected to be in the top 25 global copper producers when operational and is supported by Indicated Resources totalling 1,020 million tonnes with the following metal grades: 0.51% copper, 0.20 grams per tonne gold grade, and 3.36 grams per tonne silver grade. The Indicated Resources are reported within an economic pit shell for open pit mining. For more information refer to www.glencore.com.
In September 2023, Glencore plc completed the acquisition of the remaining 56.25% interest that it did not previously own in the MARA project. Glencore plc reported that it had earmarked an aggregate of $400 million over the next three years for two growth projects located in Argentina, including their wholly-owned MARA project. The investment is expected to continue the development, feasibility studies, and early works of their Argentinian assets.
Sandstorm Gold Ltd.    19    2024 First Quarter Report

Management's Discussion & Analysis
Subsequent Event and Other
In 2023, the Company announced that it was undertaking a process with a goal to monetize over $40 million of non-core assets by the end of 2024, with the proceeds from any sales directed to debt repayments. Accordingly, on May 2, 2024, the Company entered into an agreement to sell a number of its non-core royalties (including Highland Valley Copper, Seymour Lake and any future royalty proceeds exceeding $10 million from Copper Mountain) for $21 million in cash. The transaction is expected to close by the middle of the year and is subject to customary closing conditions including the expiry of certain rights of first refusal provisions.
With the recent increase in commodity prices and the success in selling non-core assets, the Company announced its intention to renew its normal course issuer bid ("NCIB") and repurchase its shares. Under the renewed normal course issuer bid, the Company has the option to purchase up to 20 million of its common shares. Subsequent to quarter end and under its previous NCIB, the Company purchased and cancelled approximately 97,000 of its common shares.
Sandstorm Gold Ltd.    20    2024 First Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results
Quarters Ended

In $000s (except for per share and per ounce amounts)	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023

Total revenue	$42,811	$44,498	$41,324	$49,835
Attributable Gold Equivalent ounces[1]	20,316	23,250	21,123	24,504
Sales	$27,169	$26,412	$22,497	$31,269
Royalty revenue	15,642	18,086	18,827	18,566
Average realized gold price per ounce from the Company’s Gold Streams[1]	2,062	1,948	1,919	1,972
Average cash cost per attributable ounce[1]	280	211	220	228
Cash flows from operating activities	32,352	38,741	31,947	42,142
Net (loss) income	(3,856)	24,459	14	2,684
Net (loss) income attributable to Sandstorm shareholders	(4,196)	24,239	(241)	2,049
Basic (loss) income per share	(0.01)	0.08	(0.00)	0.01
Diluted (loss) income per share	(0.01)	0.08	(0.00)	0.01
Total assets	1,907,863	1,931,426	1,916,819	1,937,207
Total long-term liabilities	442,741	461,252	466,793	477,387
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,399	4,446	4,390	4,469
Dividends paid	4,448	4,367	4,530	4,385

In $000s (except for per share and per ounce amounts)	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022

Total revenue	$43,979	$38,448	$38,951	$35,968
Attributable Gold Equivalent ounces[1]	28,368	21,753	22,606	19,276
Sales	$26,406	$27,680	$24,315	$23,805
Royalty revenue	17,573	10,768	14,636	12,163
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,882	1,746	1,706	1,866
Average cash cost per attributable ounce[1]	230	253	323	273
Cash flows from operating activities	39,924	26,266	25,090	33,198
Net income (loss)	15,552	(2,068)	31,681	39,696
Net income (loss) attributable to Sandstorm shareholders	15,669	(2,358)	31,882	39,696
Basic income (loss) per share	0.05	(0.01)	0.13	0.21
Diluted income (loss) per share	0.05	(0.01)	0.13	0.20
Total assets	1,963,151	1,974,777	1,928,271	662,739
Total long-term liabilities	490,258	514,331	540,399	26,690
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,415	4,388	4,560	2,984
Dividends paid	4,454	4,402	3,197	2,997
1.Refer to section on non-IFRS and other measures of this MD&A.
Sandstorm Gold Ltd.    21    2024 First Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

$49.8M
$41.3M
$46.3M
$44.5M
$42.8M
24,504oz
21,123oz
23,250oz
20,316oz
$1,972
$1,919
$1,948
$2,062
Q2
Q3
Q4
Q1

2023	2024

1.Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.
Sandstorm Gold Ltd.    22    2024 First Quarter Report

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
March 31, 2024 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Loss on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	(388)	$(801)	$—	$794	$—	$(1,595)	$—
	Silver	554	1,142	29	642	—	471	1,113
Aurizona	Gold	1,090	2,248	—	78	—	2,170	2,848
Blyvoor	Gold	492	1,008	281	305	—	422	753
Bonikro	Gold	2,737	5,671	1,095	2,842	—	1,734	4,901
Caserones	Copper	929	2,838	—	1,049	—	1,789	1,962
Cerro Moro	Silver	2,230	4,598	1,369	2,295	—	934	3,229
Chapada	Copper	2,342	4,830	1,458	957	—	2,415	3,372
Fruta del Norte	Gold	867	1,788	—	468	—	1,320	1,113
Houndé	Gold	758	1,562	—	498	—	1,064	627
Mercedes	Gold, Silver[3]	1,314	2,679	443	1,318	404	514	2,247
Relief Canyon	Gold	1,531	3,180	—	1,666	—	1,514	3,180
Vale Royalties	Iron Ore	1,145	2,361	—	620	—	1,741	—
Other	Gold	3,558	7,324	712	1,769	—	4,843	5,722
	Copper, Other[4]	1,157	2,383	302	1,456	—	625	3,245
Corporate		—	—	—	—	—	(19,980)	(1,960)
Consolidated		20,316	$42,811	$5,689	$16,757	$404	$(19)	$32,352
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of $(0.6) million from copper and $(0.2) from other base metals.
3.Sales revenue from Mercedes consists of $2.4 million from gold and $0.3 million from silver.
4.Includes revenue from other base metals of $1.6 million, $0.7 million from diamonds and $0.1 million from copper.

Q1 2024
Attributable Gold Equivalent Ounces by Region

North America

Canada

South America

Other

Q1 2024 Attributable Gold Equivalent Ounces by Region Q1 2024 Attributable Gold Equivalent Ounces by Metal North America Canada South America Other 27% 13% 28% 45% Precious Metals Base Metals Copper Diamonds 24% 2% 15% 74%

Q1 2024
Attributable Gold Equivalent Ounces by Metal

Precious Metals

Base Metals

Copper

Diamonds

FY 2023 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 14% 13% 39% 47% FY 2023
Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Copper Diamonds 2% 71% 27% 19%
Sandstorm Gold Ltd.    23    2024 First Quarter Report

Management's Discussion & Analysis
Q1 2024
Attributable Gold Equivalent Ounces by Asset
The Company’s operating segments for the three months ended
March 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Contractual income from stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	3,335	$6,277	$—	$2,834	$—	$—	$3,443	$3,227
Aurizona	Gold	1,131	2,128	—	117	—	—	2,011	2,278
Blyvoor	Gold	517	966	298	271	—	—	397	568
Bonikro	Gold	1,227	2,309	491	1,256	—	—	562	2,390
Caserones	Copper	651	1,815	—	1,738	—	—	77	1,181
Cerro Moro	Silver	3,867	7,277	2,183	2,876	—	—	2,218	5,094
Chapada	Copper	2,892	5,443	1,642	1,080	—	—	2,721	3,800
Fruta del Norte	Gold	1,033	1,945	—	557	—	—	1,388	1,184
Houndé	Gold	727	1,369	—	459	—	—	910	917
Mercedes	Gold, Silver[3]	2,283	4,282	437	2,572	—	—	1,273	5,916
Vale Royalties	Iron Ore	890	1,674	—	637	—	—	1,037	—
Other	Gold	8,385	5,801	1,151	1,908	940	(10,000)	11,802	15,121
	Other[4]	1,430	2,693	334	1,733	—	—	626	2,581
Corporate		—	—	—	—	—	—	(12,755)	(4,333)
Consolidated		28,368	43,979	6,536	18,038	940	(10,000)	15,710	39,924
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $4.2 million from copper, $0.2 million from silver and $1.9 million from other base metals.
3.Sales revenue from Mercedes consists of $4.2 million from gold and $0.1 million from silver.
4.Includes revenue from other base metals of $1.6 million, and $1.1 million from diamonds. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Company's Mt. Hamilton royalty.
Sandstorm Gold Ltd.    24    2024 First Quarter Report

Management's Discussion & Analysis
Three Months Ended March 31, 2024
Compared to the Three Months Ended
March 31, 2023
For the three months ended March 31, 2024, net loss and cash flows from operating activities were $3.9 million and $32.4 million, respectively, compared with net income of $15.6 million and cash flows from operating activities of $39.9 million for the comparable period in 2023. The change is due to a combination of factors including:
•A $10.0 million decrease in other contractual income related to a one-time contractual payment from the Company's Mt. Hamilton royalty received during the three months ended March 31, 2023;
•A $9.2 million increase in losses recognized on the revaluation of the Company’s investments whereby during the three months ended March 31, 2024 the Company recognized a $6.1 million loss; while during the comparable period in 2023, the Company recognized a gain of $3.1 million, both driven by changes in the fair value of investments in debentures; and
•A $3.7 million increase in income tax expense as a result of changes in unrecognized temporary differences.

Partially offset by:
•A $1.3 million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold and adjustments to the depletable bases of the Company’s Stream and royalty interests as a result of Mineral Reserve and Resource updates.
For the three months ended March 31, 2024, revenue was $42.8 million compared with $44.0 million for the comparable period in 2023. The decrease is attributable to a 12% decrease in Attributable Gold Equivalent ounces1 sold excluding attributable ounces related to contractual payments which are included in Other Income; partially offset by a 10% increase in the average realized selling price of gold. In particular, the decrease in revenue was driven by:
•A $5.9 million decrease in revenue attributable to the Antamina segment due to: a reduction in the Company's royalty entitlement as a result of the partial disposition of the royalty to Horizon Copper in the second quarter of 2023; a reduction in the royalty in the period due to a one-time adjustment to the asset retirement obligation at the Antamina Mine to reflect updates related to a recently approved mine plan and other working capital adjustments, partially offset by revenue related to the Antamina silver Stream which was received as consideration for the partial disposition of the Antamina royalty in 2023; and
•A $2.7 million decrease in revenue attributable to the Cerro Moro silver Stream primarily due to a 35% decrease in the number of silver ounces sold, as well as a decrease in the average realized selling price of silver which decreased from an average of $23.85 per ounce during the three months ended March 31, 2023 to an average of $23.02 per ounce during the equivalent period in 2024.

Sandstorm Gold Ltd.    25    2024 First Quarter Report

Management's Discussion & Analysis
Partially offset by:
•A $3.4 million increase in revenue from the Company's Bonikro Gold Stream due to an increase in attributable gold equivalent ounces sold partially due to the timing of sales, whereby, 811 gold ounces were delivered by December 31, 2023 but sold in the subsequent quarter; whereas there were no ounces in inventory as at December 31, 2022; and
•A $3.2 million increase in revenue from the Company's Relief Canyon Gold Stream primarily due to the timing of sales, whereby in the prior period 1,476 gold ounces were delivered by March 31, 2023 but were not sold until the subsequent quarter. In addition to ounces sold in the current period, 1,076 gold ounces were delivered by March 31, 2024 and sold in the subsequent quarter.
1.Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended March 31, 2024
Compared to the Other Quarters Presented
For the three months ended March 31, 2024, revenue was $42.8 million. Attributable Gold Equivalent ounces1 sold have increased overall as a result of various assets acquired, including; (i) the acquisition of the BaseCore Metals LP stream and royalty package (“BaseCore”), which consists of nine royalties and one stream and was purchased during the three months ended September 30, 2022; (ii) the acquisition of Nomad Royalty Company Ltd. (“Nomad”) which consists of 20 royalties and streams and closed during the three months ended September 30, 2022; and (iii) the acquisition of the Mercedes Gold Stream during the three months ended June 30, 2022. When comparing revenue for the three months ended March 31, 2024 with the other quarters presented, the following items impact comparability:
•Revenue attributable to the Mercedes Mine streams, which commenced making deliveries under the Gold Stream in April 2022, with Sandstorm also receiving deliveries in subsequent periods from the newly acquired assets that were a part of the Nomad acquisition and amended in the first quarter of 2024 as described earlier, of $2.7 million for the three months ended March 31, 2024, $6.5 million for the three months ended December 31, 2023, $5.8 million for the three months ended September 30, 2023, $8.1 million for the three months ended June 30, 2023, $4.3 million for the three months ended March 31, 2023, $7.0 million for the three months ended December 31, 2022, $5.7 million for the three months ended September 30, 2022, and $2.2 million for the three months ended June 30, 2022;
•Revenue attributable to the Antamina royalty and silver Stream, which were acquired in July 2022 and June 2023 respectively, of $0.3 million for the three months ended March 31, 2024, $1.6 million for the three months ended December 31, 2023, $3.4 million for the three months ended September 30, 2023, $3.5 million for the three months ended June 30, 2023, $6.3 million for the three months ended March 31, 2023, $0.8 million for the three months ended December 31, 2022 and $3.5 million for the three months ended September 30, 2022;
Sandstorm Gold Ltd.    26    2024 First Quarter Report

Management's Discussion & Analysis
•Revenue attributable to the Caserones royalty, which was acquired in August 2022, of $2.8 million for the three months ended March 31, 2024, $3.1 million for the three months ended December 31, 2023, $2.4 million for the three months ended September 30, 2023, $4.6 million for the three months ended June 30, 2023, $1.8 million for the three months ended March 31, 2023, $1.4 million for the three months ended December 31, 2022 and $1.2 million for the three months ended September 30, 2022; and
•Revenue attributable to the Bonikro stream, which was acquired in August 2022, of $5.7 million for the three months ended March 31, 2024, $2.1 million for the three months ended December 31, 2023, $1.8 million for the three months ended September 30, 2023, $2.9 million for the three months ended June 30, 2023, $2.3 million for the three months ended March 31, 2023, $3.4 million for the three months ended December 31, 2022 and $1.8 million for the three months ended September 30, 2022.
When comparing net loss of $3.9 million and cash flows from operating activities of $32.4 million for the three months ended March 31, 2024, with net income and cash flows from operating activities for the other quarters presented, the following items impact comparability:
•Depletion expense has largely increased since 2022, primarily due to the overall increase in Attributable Gold Equivalent ounces1 sold. The depletion recognized is as follows:
–During the three months ended March 31, 2024, depletion of $16.8 million was recognized;
–During the three months ended December 31, 2023, depletion of $19.2 million was recognized;
–During the three months ended September 30, 2023, depletion of $16.3 million was recognized;
–During the three months ended June 30, 2023, depletion of $21.8 million was recognized;
–During the three months ended March 31, 2023, depletion of $18.0 million was recognized;
–During the three months ended December 31, 2022, depletion of $19.6 million was recognized;
–During the three months ended September 30, 2022, depletion of $18.0 million was recognized; and
–During the three months ended June 30, 2022, depletion of $11.0 million was recognized.
•A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022;
•A $22.9 million gain on disposal of Streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox Royalties Corporation (“Sandbox Royalties” or “Sandbox”);
•A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper during the three months ended June 30, 2022;
•$10.0 million in contractual income from stream, royalty and other interests due to a contractual payment relating to the Mt. Hamilton royalty during the three months ended March 31, 2023;
•The recognition of $9.4 million in finance expense during the three months ended March 31, 2024, $10.0 during the three months ended December 31, 2023, $9.8 million during the three months ended September 30, 2023, $9.8 million during the three months ended June 30, 2023, $9.9 million during the three months ended March 31, 2023 and $8.8 million during the three months ended December 31, 2022, primarily related to interest paid on the Revolving Facility which was drawn down in the third and fourth quarters of 2022 to finance the Nomad and BaseCore acquisitions;
Sandstorm Gold Ltd.    27    2024 First Quarter Report

Management's Discussion & Analysis
•The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, and more recently, the Sandbox, Horizon Copper and Bear Creek debentures. These gains/losses were recognized as follows:
–During the three months ended March 31, 2024, a loss of $6.1 million was recognized;
–During the three months ended December 31, 2023, a gain of $21.4 million was recognized;
–During the three months ended September 30, 2023, a loss of $4.0 million was recognized;
–During the three months ended June 30, 2023, a loss of $4.9 million was recognized;
–During the three months ended March 31, 2023, a gain of $3.1 million was recognized;
–During the three months ended December 31, 2022, a gain of $0.5 million was recognized;
–During the three months ended September 30, 2022, a gain of $1.9 million was recognized; and
–During the three months ended June 30, 2022, a loss of $0.8 million was recognized.
1.Refer to section on non-IFRS and other measures of this MD&A.
Change in Total Assets
Total assets decreased by $23.6 million from December 31, 2023 to March 31, 2024 as a result of depletion expense and the repayment of $20.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by cash flow from operating activities. Total assets increased by $14.6 million from September 30, 2023 to December 31, 2023 as a result of (i) cash flow from operating activities; (ii) the recognition of a right of use asset related to the Company's office lease; and (iii) gains on the revaluation of the Company's investments; partially offset by (i) the repayment of $21.0 million in debt outstanding on the Company's Revolving Facility and (ii) depletion expense. Total assets decreased by $20.4 million from June 30, 2023 to September 30, 2023 as a result of (i) depletion expense; (ii) the repayment of $11.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iii) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities. Total assets decreased by $25.9 million from March 31, 2023 to June 30, 2023 as a result of (i) depletion expense; (ii) repurchases of the Company’s shares in accordance with its normal course issuer bid; (iii) the repayment of $8.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iv) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities. Total assets decreased by $11.6 million from December 31, 2022 to March 31, 2023 as a result of (i) depletion expense; and (ii) the repayment of $22.5 million in debt outstanding on the Company's Revolving Facility; partially offset by (i) cash flow from operating activities and (ii) gains on the revaluation of the Company's investments. Total assets increased by $46.5 million from September 30, 2022 to December 31, 2022 as a result of additions to the Company’s Stream, royalty and other interests primarily as a result of the final deposit paid for the Greenstone Gold Stream in the period; partially offset by depletion expense. Total assets increased by $1,265.5 million from June 30, 2022 to September 30, 2022 as a result of (i) the BaseCore transaction; (ii) the Nomad acquisition; (iii) the sale of the Hod
Sandstorm Gold Ltd.    28    2024 First Quarter Report

Management's Discussion & Analysis
Maden investment in associate to Horizon Copper for a Stream on Hod Maden and other assets; and (iv) cash flow from operating activities; partially offset by depletion expense. As a result of the disposal of the Hod Maden interest, the Company reclassified the related cumulative currency translation adjustments of $149.5 million, which were recognized within accumulated other comprehensive income, into the income statement. Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments.
Non-IFRS and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.
i)Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1
In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Total Revenue	$42,811	$43,979
Add:
Contractual income from streams, royalties and other interests[1]	—	10,000
Equals:
Total Sales, Royalties, and Income from other interests	$42,811	$53,979
1.During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Mt. Hamilton royalty included in Other Income.

Sandstorm Gold Ltd.    29    2024 First Quarter Report

Management's Discussion & Analysis
ii)Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
(In $000s) (except for ounces and per ounce amounts)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Total Sales, Royalties, and Income from other interests	$42,811	$53,979
Less:
Revenue attributable to non-controlling interest	(922)	(590)
Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$41,889	$53,389
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	2,062	1,882
Equals:
Total Attributable Gold Equivalent ounces	20,316	28,368

iii)Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.
Sandstorm Gold Ltd.    30    2024 First Quarter Report

Management's Discussion & Analysis

Figure 1.3
(In $000s) (except for ounces and per ounce amounts)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Cost of Sales, excluding depletion[1]	$5,689	$6,536
Divided by:
Total Attributable Gold Equivalent ounces sold	20,316	28,368
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$280	$230
1.Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv)Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company's Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
v)Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
(In $000s)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Cash flows from operating activities	$32,352	$39,924
Less:
Changes in non-cash working capital	$(202)	$(2,825)
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$32,554	$42,749
Sandstorm Gold Ltd.    31    2024 First Quarter Report

Management's Discussion & Analysis
Liquidity and Capital Resources
As of March 31, 2024, the Company had cash and cash equivalents of $3.1 million (December 31, 2023 — $5.0 million) and working capital (current assets less current liabilities) of $19.5 million (December 31, 2023 — $37.6 million). As of the date of the MD&A, $408 million remains outstanding under the Company’s Revolving Facility and the undrawn and available balance remaining is $242 million.
During the three months ended March 31, 2024, the Company generated cash flows from operating activities of $32.4 million compared with $39.9 million during the comparable period in 2023. When comparing the change, the primary drivers were a decrease in the number of Attributable Gold Equivalent ounces sold partially offset by an increase in the average realized selling price of gold.
During the three months ended March 31, 2024, the Company had net cash inflows from investing activities of $1.2 million which were primarily the result of cash receipts of $7.0 million related to the sale of investments as part of the Company’s strategy of monetizing its non-core assets; partially offset by acquisition of Stream, royalty and other interests. During the three months ended March 31, 2023, the Company had net cash outflows from investing activities of $4.3 million which were primarily the result of the acquisition of Stream, royalty and other interests.
During the three months ended March 31, 2024, the Company had net cash outflows from financing activities of $35.4 million primarily related to (i) the repayment of $22.0 million on its revolving credit facility; (ii) interest expense payments of $10.0 million; and (iii) dividend payments of $4.4 million; partially offset by a $2.0 million draw down on its revolving credit facility. During the three months ended March 31, 2023, the Company had net cash outflows from financing activities of $37.1 million primarily related to (i) the repayment of $22.5 million on its revolving credit facility; (ii) interest expense payments of $8.8 million; and (iii) dividend payments of $4.5 million.
Sandstorm Gold Ltd.    32    2024 First Quarter Report

Management's Discussion & Analysis
Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13,14]	41,010 ounces over 6.75 years and 4% thereafter	Varies
Santa Elena[1]	20%	$482
South Arturo	40%	20% of silver spot price
Vatukoula[15]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price
Woodlawn[16]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
Sandstorm Gold Ltd.    33    2024 First Quarter Report

Management's Discussion & Analysis
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.With respect to the Relief Canyon Stream, Sandstorm has provided Americas Gold with the option, until June 30, 31, 2024, to draw down on additional stream funding with up to $3.3 million remaining to be drawn in exchange for 3 monthly deliveries totaling 1,836 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting in November 2026.
15.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
16.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.
Sandstorm Gold Ltd.    34    2024 First Quarter Report

Management's Discussion & Analysis
Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1 – 3 years	4-5 years	More than 5 years

Bank debt[1]	$408,000	$—	$—	$408,000	$—
Interest[2]	96,594	28,427	56,160	12,007	—
Leases[3]	25,175	2,468	4,994	4,231	13,482
	$529,769	$30,895	$61,154	$424,238	$13,482
1.As at May 2, 2024, the Company had $408 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on September 11, 2027, assuming no extension periods.
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%-3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges have been estimated based on assumptions of the Company's future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at May 2, 2024, does not change until the debt maturity date.
3.Future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.
In connection with the Restructuring Agreement with Bear Creek described earlier, Sandstorm has agreed to make up to $8 million in additional credit available to Bear Creek (of which $6.1 million had been advanced as at the date of this MD&A) prior to August 31, 2024, subject to certain conditions. Any amounts drawn under this facility will be added to the principal amount of the Refinanced Sandstorm Debentures.
In an effort to reduce operating costs, the Company has signed a 15-year lease for office space which is expected to commence in the fourth quarter of 2024, a portion of which has been sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term. This agreement is in addition to its current leased office space agreement and, accordingly, the Company intends to fully sublet one of these leases.
Sandstorm Gold Ltd.    35    2024 First Quarter Report

Management's Discussion & Analysis
Share Capital
As of May 2, 2024, the Company had 297,829,746 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
Subsequent to quarter end, the Company announced its intention to renew its normal course issuer bid as the previous NCIB expired on April 10, 2024. Under the new NCIB and for a period of one year after its commencement, the Company expects to be able to purchase up to 20.0 million common shares. The program provides the Company with the option to purchase its common shares from time to time.
During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In March 2024 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of April 16, 2024. The full amount of the dividend of $4.3 million was paid in cash in April 2024.
The Company has an at-the-market equity program (the “ATM Program”) whereby it is permitted to issue up to an aggregate of $150 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until the earliest of the date that all common shares available for issue under the ATM Program have been issued, October 22, 2024 or the ATM Program is terminated prior to such date by the Company or the Agents. To-date, the Company has not utilized or sold any shares under the current or previously expired ATM Program.
A summary of the Company’s share purchase options as of May 2, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)	Weighted-average exercise price per share (CAD)[1]

2024	1,427,000	1,427,000	8.89	8.89
2025	2,812,000	2,812,000	9.43	9.43
2026	2,968,000	1,978,671	7.18	7.18
2027	4,231,000	1,410,340	7.12	7.12
2028	4,101,417	—	6.53	-
	15,539,417	7,628,011		8.32
1.Weighted average exercise price of options that are exercisable.
As of May 2, 2024, the Company had 2,336,078 restricted share rights outstanding and 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.
Sandstorm Gold Ltd.    36    2024 First Quarter Report

Management's Discussion & Analysis
Key Management Personnel Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Salaries and benefits	$394	$388
Share-based payments	1,249	1,279
Total key management compensation expense	$1,643	$1,667
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, trade payables and other, lease liabilities, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade payables and other, and bank debt approximate their carrying values at March 31, 2024.
Sandstorm also holds common shares of Sandbox and Horizon Copper. As a result of these equity ownership positions being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Sandbox and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
Sandstorm Gold Ltd.    37    2024 First Quarter Report

Management's Discussion & Analysis
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper, Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended March 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.1 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.9 million and would not have a material impact on other comprehensive income.
Sandstorm Gold Ltd.    38    2024 First Quarter Report

Management's Discussion & Analysis
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at March 31, 2024 of $256.0 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at March 31, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 27, 2024, which is available on www.sedarplus.ca.
The Chapada Mine, the Cerro Moro Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Lobo-Marte Project, the Houndé Mine, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, HVC, the Hod Maden Project, Platreef, the Greenstone Project, Robertson, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold,
Sandstorm Gold Ltd.    39    2024 First Quarter Report

Management's Discussion & Analysis
other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.
No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.
Sandstorm Gold Ltd.    40    2024 First Quarter Report

Management's Discussion & Analysis
International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d'Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to SSR Mining and Lidya, its cooperation, its intention to pursue project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, Lidya and its related entities or SSR Mining. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.
Sandstorm Gold Ltd.    41    2024 First Quarter Report

Management's Discussion & Analysis
Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2019 and 2020 taxation years are under international tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
Sandstorm Gold Ltd.    42    2024 First Quarter Report

Management's Discussion & Analysis
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Sandstorm Gold Ltd.    43    2024 First Quarter Report

Management's Discussion & Analysis
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
Sandstorm Gold Ltd.    44    2024 First Quarter Report

Management's Discussion & Analysis
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including recently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Sandstorm Gold Ltd.    45    2024 First Quarter Report

Management's Discussion & Analysis
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2023 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting includes:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.
Sandstorm Gold Ltd.    46    2024 First Quarter Report

Management's Discussion & Analysis
The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Changes in Internal Controls
There were no changes in internal controls of the Company during the three months ended March 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Sandstorm Gold Ltd.    47    2024 First Quarter Report

Management's Discussion & Analysis
Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the terms of the earn-in milestone payments of SSR Mining's agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2023 available at www.sedarplus.ca and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, HVC, the Hod Maden Project, Platreef, the Greenstone Project, Robertson, and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Imola Götz, the Vice President, Mining and Engineering of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the scientific and technical information disclosed in this document.
Sandstorm Gold Ltd.    48    2024 First Quarter Report

Condensed Consolidated Interim Financial Statements
(Unaudited) For the Period Ended March 31, 2024

Condensed Consolidated Interim Statements of Financial Position	(unaudited) Expressed in U.S. Dollars ($000s)

ASSETS	Note	March 31, 2024	December 31, 2023
Current
Cash and cash equivalents		$3,065	$5,003
Trade and other receivables		17,505	16,065
Short-term investments	6	12,138	28,400
Other current assets		2,385	4,310
		$35,093	$53,778
Non-Current
Stream, royalty and other interests	4	$1,541,319	$1,560,416
Investments in associates	5	58,205	57,559
Investments	6	243,838	230,474
Other long-term assets		29,408	29,199
Total assets		$1,907,863	$1,931,426

LIABILITIES
Current
Trade payables and other		$15,561	$16,193
Non-Current
Bank debt		$415,000	$435,000
Deferred income tax and other liabilities		27,741	26,252
Total liabilities		$458,302	$477,445

EQUITY
Share capital	8	$1,313,849	$1,312,352
Reserves		29,454	28,716
Retained earnings		114,322	122,917
Accumulated other comprehensive loss		(32,747)	(34,984)
Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,424,878	$1,429,001
Non-controlling interests		24,683	24,980
Total liabilities and equity		$1,907,863	$1,931,426
Commitments and contingencies (note 12)
Subsequent event (note 14)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director
Sandstorm Gold Ltd.    50    2024 First Quarter Report

Condensed Consolidated Interim Statements of Income (Loss)	(unaudited) (Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Sales	13	$27,169	$26,406
Royalty revenue	13	15,642	17,573
		$42,811	$43,979

Cost of sales, excluding depletion	13	5,689	6,536
Depletion	13	16,757	18,038
Total cost of sales		$22,446	$24,574

Gross profit		$20,365	$19,405

Expenses and other (income)
Administration expenses[1]	9	$4,022	$3,845
Project evaluation[1]		1,673	1,757
Finance expense		9,368	9,905
Loss (gain) on revaluation of investments	6	6,113	(3,075)
Share of net (income) loss of associates		(671)	143
Loss on disposal of Stream, royalty and other interests	4	404	—
Contractual income from Stream, royalty and other interests	13	—	(10,000)
Stream, royalty and other interests impairments		—	940
Other		(525)	180
(Loss) income before taxes		$(19)	$15,710

Current income tax expense		2,803	1,154
Deferred income tax expense (recovery)		1,034	(996)
Total income tax expense	7	$3,837	$158

Net (loss) income for the period		$(3,856)	$15,552

Net (loss) income for the period attributable to:
Sandstorm Gold Ltd.’s shareholders		$(4,196)	$15,669
Non-controlling interests		340	(117)
Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:
Basic (loss) earnings per share		$(0.01)	$0.05
Diluted (loss) earnings per share		$(0.01)	$0.05
Weighted average number of common shares outstanding
Basic	8 (d)	297,815,683	298,825,378
Diluted	8 (d)	297,815,683	301,258,621
1.Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,989	$1,898
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
Sandstorm Gold Ltd.    51    2024 First Quarter Report

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Net (loss) income for the period		$(3,856)	$15,552

Other Comprehensive Income (Loss) for the Period
Items that may subsequently be reclassified to net income:
Currency translation differences		$(109)	$(53)
Items that will not subsequently be reclassified to net income:
Gain (loss) on FVTOCI investments and other		2,729	(236)
Tax (expense) recovery on FVTOCI investments		(383)	349
Total other comprehensive income for the period		$2,237	$60
Total comprehensive (loss) income for the period		$(1,619)	$15,612
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
Sandstorm Gold Ltd.    52    2024 First Quarter Report

Condensed Consolidated Interim Statements of Cash Flow	(unaudited) Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

OPERATING ACTIVITIES
Net (loss) income for the period		$(3,856)	$15,552
Items not affecting cash:
Depletion and depreciation		$17,284	$18,152
Interest expense and financing amortization		9,335	9,864
Loss (gain) on revaluation of investments		6,113	(3,075)
Share-based payments		1,989	1,898
Deferred income tax expense (recovery)		1,034	(996)
Share of net (income) loss of associates	5	(671)	143
Unrealized foreign exchange (gain) loss		(484)	237
Loss on disposal of Stream, royalty and other interests		404	—
Stream, royalty and other interests impairments	4	—	940
Other		1,406	34
Changes in non-cash working capital	10	(202)	(2,825)
		$32,352	$39,924

INVESTING ACTIVITIES
Proceeds from disposal of investments and other		$7,039	$431
Acquisition of stream, royalty, and other interests	4	(3,470)	(3,351)
Acquisition of investments and other assets		(2,418)	(1,336)
		$1,151	$(4,256)

FINANCING ACTIVITIES
Bank debt repaid		$(22,000)	$(22,500)
Bank debt drawn		2,000	—
Interest paid		(9,971)	(8,833)
Dividends paid		(4,448)	(4,454)
Other		(980)	(1,297)
		$(35,399)	$(37,084)

Effect of exchange rate changes on cash and cash equivalents		$(42)	$(228)

Net decrease in cash and cash equivalents		$(1,938)	$(1,644)
Cash and cash equivalents — beginning of the period		5,003	7,029
Cash and cash equivalents — end of the period		$3,065	$5,385
Supplemental cash flow information (note 10)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
Sandstorm Gold Ltd.    53    2024 First Quarter Report

Condensed Consolidated Interim Statements of Changes in Equity	(unaudited) Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2023		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405
Vesting of restricted share rights		45,166	301	(301)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(148,400)	(725)	—	—	—	(725)	—	(725)
Share-based payments		—	—	1,898	—	—	1,898	—	1,898
Share issuance costs		—	(101)	—	—	—	(101)	—	(101)
Dividends declared		—	—	—	(4,414)	—	(4,414)	(374)	(4,788)
Total comprehensive income (loss)		—	—	—	15,669	60	15,729	(117)	15,612
At March 31, 2023		298,740,427	$1,318,097	$26,244	$110,176	$(27,430)	$1,427,087	$26,214	$1,453,301
Options exercised	8 (b)	1,147,066	6,102	(1,031)	—	—	5,071	—	5,071
Vesting of restricted share rights		418,340	2,215	(2,215)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(2,639,595)	(13,660)	—	—	—	(13,660)	—	(13,660)
Share-based payments		—	—	5,718	—	—	5,718	—	5,718
Share issuance costs		—	(402)	—	—	—	(402)	—	(402)
Dividends declared		—	—	—	(13,306)	—	(13,306)	(2,344)	(15,650)
Total comprehensive income (loss)		—	—	—	26,047	(7,554)	18,493	1,110	19,603
At December 31, 2023		297,666,238	$1,312,352	$28,716	$122,917	$(34,984)	$1,429,001	$24,980	$1,453,981
Options exercised	8 (b)	242,000	1,438	(1,139)	—	—	299	—	299
Vesting of restricted share rights		18,833	112	(112)	—	—	—	—	—
Share-based payments		—	—	1,989	—	—	1,989	—	1,989
Share issuance costs		—	(53)	—	—	—	(53)	—	(53)
Dividends declared	8 (a)	—	—	—	(4,399)	—	(4,399)	(637)	(5,036)
Total comprehensive income (loss)		—	—	—	(4,196)	2,237	(1,959)	340	(1,619)
At March 31, 2024		297,927,071	$1,313,849	$29,454	$114,322	$(32,747)	$1,424,878	$24,683	$1,449,561
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
Sandstorm Gold Ltd.    54    2024 First Quarter Report

Financial Statements
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
March 31, 2024 | Expressed In U.S. Dollars
1.Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 2, 2024.
2.Summary of Material Accounting Policies
AStatement of Compliance
These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
Sandstorm Gold Ltd.    55    2024 First Quarter Report

Financial Statements
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The Company’s interim results are not necessarily indicative of its results for a full year.
BBasis of Presentation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.
3.Financial Instruments
ACapital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At March 31, 2024, the capital structure of the Company consisted of $1,424.9 million (December 31, 2023 — $1,429.0 million) of equity attributable to common shareholders, comprising issued share capital (note 8), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants as at March 31, 2024.
BFair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.
Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not
Sandstorm Gold Ltd.    56    2024 First Quarter Report

Financial Statements
listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level 3 | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2024 and December 31, 2023.
As at March 31, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$7,651	$—	$7,651	$—
LONG-TERM INVESTMENTS
Common shares held	$18,068	$18,068	$—	$—
Warrants and other	1,679	—	1,679	—
Convertible debt	224,091	—	224,091	—
	$251,489	$18,068	$233,421	$—

As at December 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$9,770	$—	$9,770	$—
LONG-TERM INVESTMENTS
Common shares held	$17,682	$17,682	$—	$—
Warrants and other	1,628	—	1,628	—
Convertible debt	211,164	—	211,164	—
	$240,244	$17,682	$222,562	$—

Sandstorm Gold Ltd.    57    2024 First Quarter Report

Financial Statements
The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade payables and other, approximate their carrying values at March 31, 2024 and December 31, 2023 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended March 31, 2024 and the year ended December 31, 2023.
CCredit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company's cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”), Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
DLiquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at March 31, 2024, the Company had cash and cash equivalents of $3.1 million (December 31, 2023 — $5.0 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable due from other companies with a combined fair market value as at March 31, 2024 of $256.0 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company's trade payables and other are due within one year. The Company's contractual obligations related to bank debt and interest are disclosed in note 12.
Sandstorm Gold Ltd.    58    2024 First Quarter Report

Financial Statements
EMarket Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the period ended March 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.1 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease liabilities and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.9 million and would not have a material impact on other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events. Based on the Company's investments held as at March 31, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.
Sandstorm Gold Ltd.    59    2024 First Quarter Report

Financial Statements
4.Stream, Royalty and Other Interests
ACarrying Amount
As of and for the three months ended March 31, 2024:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Disposals	Ending	Carrying Amount

Antamina, Peru	$187,682	$—	$187,682	$2,834	$1,436	$—	$—	$4,270	$183,412
Aurizona, Brazil	11,091	—	11,091	3,738	78	—	—	3,816	7,275
Blyvoor, South Africa	106,332	—	106,332	2,069	248	45	—	2,362	103,970
Bonikro, Côte d'Ivoire	37,773	—	37,773	8,904	2,000	—	—	10,904	26,869
Caserones, Chile	82,678	—	82,678	7,488	1,049	—	—	8,537	74,141
Cerro Moro, Argentina	74,261	—	74,261	59,045	2,295	—	—	61,340	12,921
Chapada, Brazil	69,561	—	69,561	25,666	957	—	—	26,623	42,938
Fruta del Norte, Ecuador	33,268	—	33,268	8,108	468	—	—	8,576	24,692
Greenstone, Canada	107,234	—	107,234	—	—	—	—	—	107,234
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	78,934
Hod Maden, Türkiye	206,995	12	207,007	—	—	—	—	—	207,007
Houndé, Burkina Faso	45,120	—	45,120	17,935	498	—	—	18,433	26,687
Hugo North Extension and Heruga, Mongolia	35,358	24	35,382	—	—	—	—	—	35,382
Mercedes, Mexico	75,898	(25,456)	50,442	24,600	649	324	(6,524)	19,049	31,393
Platreef, South Africa	187,000	—	187,000	—	—	—	—	—	187,000
Relief Canyon, USA	37,458	3,248	40,706	18,592	457	1,229	—	20,278	20,428
Vale Royalties, Brazil	117,787	—	117,787	6,407	620	—	—	7,027	110,760
Other[2]	595,579	11,979	607,558	344,207	2,853	222	—	347,282	260,276
Total[3]	$2,090,009	$(10,193)	$2,079,816	$529,593	$13,608	$1,820	$(6,524)	$538,497	$1,541,319
1.Depletion during the period in the Consolidated Statements of Income (Loss) of $16.8 million is comprised of depletion expense for the period of $13.6 million and $3.1 million from depletion in ending inventory at December 31, 2023.
2.Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
3.Stream, royalty and other interests include non-depletable assets of $36.5 million and depletable assets of $1,504.8 million.
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Financial Statements
As of and for the year ended December 31, 2023:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$342,227	$(154,545)	$187,682	$5,676	$8,576	$—	$(11,418)	$—	$2,834	$184,848
Aurizona, Brazil	11,091	—	11,091	3,246	492	—	—	—	3,738	7,353
Blyvoor, South Africa	106,332	—	106,332	787	1,225	57	—	—	2,069	104,263
Bonikro, Côte d'Ivoire	37,773	—	37,773	3,106	4,956	842	—	—	8,904	28,869
Caserones, Chile	82,678	—	82,678	1,656	5,832	—	—	—	7,488	75,190
Cerro Moro, Argentina	74,261	—	74,261	48,292	10,753	—	—	—	59,045	15,216
Chapada, Brazil	69,561	—	69,561	22,905	2,761	—	—	—	25,666	43,895
Fruta del Norte, Ecuador	33,268	—	33,268	6,010	2,098	—	—	—	8,108	25,160
Greenstone, Canada	107,234	—	107,234	—	—	—	—	—	—	107,234
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	—	78,934
Hod Maden, Türkiye	206,969	26	206,995	—	—	—	—	—	—	206,995
Houndé, Burkina Faso	45,120	—	45,120	16,100	1,835	—	—	—	17,935	27,185
Hugo North Extension and Heruga, Mongolia	35,352	6	35,358	—	—	—	—	—	—	35,358
Mercedes, Mexico	70,809	5,089	75,898	8,144	15,787	669	—	—	24,600	51,298
Platreef, South Africa	186,640	360	187,000	—	—	—	—	—	—	187,000
Relief Canyon, USA	26,448	11,010	37,458	12,652	4,731	1,209	—	—	18,592	18,866
Vale Royalties, Brazil	117,787	—	117,787	3,981	2,426	—	—	—	6,407	111,380
Other[1]	609,670	(14,091)	595,579	328,343	13,865	372	—	1,627	344,207	251,372
Total[2]	$2,242,154	$(152,145)	$2,090,009	$460,898	$75,337	$3,149	$(11,418)	$1,627	$529,593	$1,560,416
1.Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests includes non-depletable assets of $36.5 million and depletable assets of $1,523.9 million.
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Financial Statements
BBear Creek Restructuring
In January 2024, Sandstorm closed its previously announced agreement to restructure its existing Mercedes streams and refinance certain Bear Creek investments (the “Restructuring Agreement”). The transaction was accounted for as a partial disposition of the Company's Mercedes Gold and silver stream interests. The terms of the restructured agreements and key assumptions are as follows:
•Revised Gold stream: Effective January 1, 2024, Sandstorm has the right to purchase 275 gold ounces per month through April 2028 and a 4.4% gold stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered. Based on the fair value of the revised gold stream of $24.9 million, determined using a discounted cash flow model, its carrying value, which approximated its fair value, was reduced by $4.4 million. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,800 per ounce and an estimated mine life of 8 years.
•Revised Silver stream: Effective January 1, 2024, the silver stream was suspended through the fixed gold delivery period (through April 2028); thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered. Based on the fair value of the revised silver stream of $7.3 million, determined using a discounted cash flow model, its carrying value, which approximated its fair value, was reduced by $14.7 million. Key assumptions used in the analysis were a 5% discount rate, a long-term silver price of $23 per ounce and an estimated mine life of 8 years.
•Revised Debt Holdings: Sandstorm restructured its $22.5 million convertible debenture and a $14.3 million secured loan into 5-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures"). Sandstorm also received $4.2 million of additional principal at the time of the restructuring. The Refinanced Sandstorm Debentures, including the additional principal received, had a fair value at the time of the restructuring of $38.4 million measured using a discount rate of approximately 9.5% resulting in loss on restructuring of $1.1 million. The Refinanced Sandstorm Debentures are measured at fair value through profit and loss.
On closing and in consideration for the amendments, Sandstorm also received:
•Corani Royalty: a 1.0% net smelter returns royalty on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits. Using a discounted cash flow model, the fair value of the royalty at the time of the restructuring was determined to be $12.0 million. Key assumptions used in the analysis were a 7% discount rate, a long-term silver price of $23 per ounce, a long-term zinc price of $1.20 per pound, a long-term lead price of $0.91 per pound and an estimated mine life of 15 years.
•Bear Creek Shares: Sandstorm also received 28,767,399 Bear Creek common shares with a fair value at acquisition of $4.0 million.
In connection with the Restructuring Agreement, Sandstorm agreed to make up to $8 million in additional credit available to Bear Creek (of which $6.1 million had been advanced as at March 31, 2024 and is included in the Refinanced Sandstorm Debenture principal amount) prior to August 31, 2024, subject to certain conditions. Any future amounts drawn under this facility will be added to the principal amount of the Refinanced Sandstorm Debentures.
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Financial Statements
5.Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Sandbox Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2023	$47,297	$10,262	$57,559
Company's share of net income (loss) of associate	705	(34)	671
Currency translation adjustments and other	84	(109)	(25)
At March 31, 2024	$48,086	$10,119	$58,205
As a result of Sandstorm's equity ownership position being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Sandbox and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.
Sandstorm Gold Ltd.    63    2024 First Quarter Report

Financial Statements
6.Investments
As of and for the three months ended March 31, 2024:

In $000s	Jan. 1, 2024	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Mar. 31, 2024

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$9,770	$—	$(1,412)	$3,443	$(4,150)	$—	$7,651
Loans receivable[3]	18,630	210	(14,519)	—	—	166	4,487
Total short-term investments	$28,400	$210	$(15,931)	$3,443	$(4,150)	$166	$12,138

LONG-TERM INVESTMENTS
Common shares[2]	$17,682	$4,645	$(6,904)	$—	$2,645	$—	$18,068
Warrants and other[1]	1,628	84	—	—	(33)	—	1,679
Convertible debt instruments[1]	211,164	18,300	—	(3,443)	(1,930)	—	224,091
Total long-term investments	$230,474	$23,029	$(6,904)	$(3,443)	$682	$—	$243,838
Total investments	$258,874	$23,239	$(22,835)	$—	$(3,468)	$166	$255,976
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.

In January 2024, Sandstorm restructured its existing Mercedes streams and certain Bear Creek investments; refer to note 4 for further details. As a result of the amendment, the Company derecognized a $14.4 million loan receivable and recognized additions to the Bear Creek convertible debentures of $18.3 million, recorded at fair value through profit and loss.
Sandstorm Gold Ltd.    64    2024 First Quarter Report

Financial Statements
As of and for the three months ended March 31, 2023:

In $000s	Jan. 1, 2023	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Mar. 31, 2023

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$1,272	$—	$(338)	$340	$—	$—	$1,274
Loans receivable[3]	2,501	—	(35)	(1,250)	—	43	1,259
Total short-term investments	$3,773	$—	$(373)	$(910)	$—	$43	$2,533

LONG-TERM INVESTMENTS
Common shares[2]	$19,025	$—	$(59)	$—	$(322)	$—	$18,644
Warrants and other[1]	2,088	—	—	—	(114)	—	1,974
Convertible debt instruments[1]	105,004	2	—	(340)	3,189	—	107,855
Loans receivable[3]	—	—	—	1,250	—	—	1,250
Total long-term investments	$126,117	$2	$(59)	$910	$2,753	$—	$129,723
Total investments	$129,890	$2	$(432)	$—	$2,753	$43	$132,256
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.
7.Income Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.
These differences result from the following items:

In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

(Loss) income before income taxes	$(19)	$15,710
Canadian federal and provincial income tax rates	27%	27%
Income tax (recovery) expense based on the above rates	$(5)	$4,242

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$1,195	$1,300
Non-taxable portion of capital gain or loss	735	(396)
Withholding taxes	1,072	806
Change in unrecognized temporary differences and other	840	(5,794)
Income tax expense	$3,837	$158
Sandstorm Gold Ltd.    65    2024 First Quarter Report

Financial Statements
8.Share Capital and Reserves
AAuthorized Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.
Subsequent to quarter end, the Company purchased and cancelled 97,000 of its common shares for consideration of $0.7 million. While the Company's normal course issuer bid (“NCIB”), expired on April 10, 2024, the Company announced after quarter end that it intended to renew its NCIB to allow it to purchase up to 20.0 million common shares.
The Company has an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $150 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company's sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until October 22, 2024, unless terminated prior to such day by the Company. T0-date, the Company has not utilized or sold any shares under the ATM Program.
In the first quarter of 2024, the Company declared a dividend of CAD0.02 per common share (Q1 2023 — CAD0.02). The full amount of the dividend was recorded as a payable and included within trade payables and other as at March 31, 2024 and was paid in cash in April 2024.
BStock Options and Warrants of the Company
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.
Sandstorm Gold Ltd.    66    2024 First Quarter Report

Financial Statements
A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2022	16,356,022	7.50
Granted	4,101,417	6.53
Exercised	(1,147,066)	(5.99)
Expired	(2,009,933)	(6.07)
Options outstanding at December 31, 2023	17,300,440	7.54
Exercised	(242,000)	(1.66)
Expired	(1,519,023)	(8.28)
Options outstanding at March 31, 2024	15,539,417	7.56
The weighted average remaining contractual life of the options as at March 31, 2024 was 3.13 (year ended December 31, 2023 — 3.05 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the three months ended March 31, 2024 was CAD5.85 per share (year ended December 31, 2023 — CAD6.71).
A summary of the Company’s options as of March 31, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)	Weighted average exercise price per share (CAD)[1]

2024	1,427,000	1,427,000	8.89	8.89
2025	2,812,000	2,812,000	9.43	9.43
2026	2,968,000	1,978,671	7.18	7.18
2027	4,231,000	1,410,340	7.12	7.12
2028	4,101,417	—	6.53	—
	15,539,417	7,628,011		8.32
1.Weighted average exercise price of options that are exercisable.

As of March 31, 2024 the Company had 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.
CRestricted Share Rights
The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.
As of March 31, 2024, the Company had 2,336,078 RSRs outstanding.
Sandstorm Gold Ltd.    67    2024 First Quarter Report

Financial Statements
DDiluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Net (loss) income attributable to Sandstorm’s shareholders for the period	$(4,196)	$15,669

Basic weighted average number of shares	297,815,683	298,825,378
Basic (loss) earnings per share	$(0.01)	$0.05

Effect of dilutive securities
Stock options	—	787,390
Restricted share rights	—	1,645,853
Diluted weighted average number of common shares	297,815,683	301,258,621
Diluted (loss) earnings per share	$(0.01)	$0.05
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD6.25 during the three months ended March 31, 2024 (March 31, 2023 — CAD7.40).

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Stock Options	16,290,582	12,853,205
Warrants	242,000	242,000

The Company has a net loss for the three months ended March 31, 2024; however, if the Company had net earnings, 72,645 stock options and 1,632,997 RSRs would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive.
Sandstorm Gold Ltd.    68    2024 First Quarter Report

Financial Statements
9.Administration Expenses
The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Corporate administration	$1,197	$848
Employee benefits and salaries	772	1,184
Professional fees	488	728
Depreciation	540	115
Administration expenses before share-based compensation	$2,997	$2,875
Equity settled share-based compensation (a non-cash expense)	1,025	970
Total administration expenses	$4,022	$3,845
10.Supplemental Cash Flow Information

In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Change in non-cash working capital:
Trade receivables and other	$(878)	$(1,948)
Trade payables and other	676	(877)
Net decrease in cash	$(202)	$(2,825)
11.Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023

Salaries and benefits	$394	$388
Share-based payments	1,249	1,279
Total key management compensation expense	$1,643	$1,667
Sandstorm Gold Ltd.    69    2024 First Quarter Report

Financial Statements
12.Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13,14]	41,010 ounces over 6.75 years and 4% thereafter	Varies
Santa Elena[1]	20%	$478
South Arturo	40%	20% of silver spot price
Vatukoula[15]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price
Woodlawn[16]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
Sandstorm Gold Ltd.    70    2024 First Quarter Report

Financial Statements
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.With respect to the Relief Canyon Stream, Sandstorm has provided Americas Gold with the option, until June 30, 2024, to draw down on additional stream funding of up to $3.3 million in exchange for 3 monthly deliveries totaling 1,788 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting in March 2024.
15.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
16.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.
Sandstorm Gold Ltd.    71    2024 First Quarter Report

Financial Statements
Contractual obligations related to bank debt, interest and leases on an undiscounted basis are as follows:

In $000s	Total	Less than one year	1–3 years	4–5 years	More than 5 years

Bank debt[1]	$415,000	$—	$—	$415,000	$—
Interest[2]	94,778	30,790	52,724	11,264	—
Leases[3]	25,175	2,468	4,994	4,231	13,482
	$534,953	$33,258	$57,718	$430,495	$13,482
1.As at March 31, 2024, the Company had $415 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on September 11, 2027, assuming no extension periods.
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges have been estimated based on assumptions of the Company's future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's ESG targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2024, does not change until the debt maturity date.
3.Future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced. The above table reflects lease payments due from April 2024 to May 2035.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
In an effort to reduce operating costs, the Company has signed a 15-year lease for office space which is expected to commence in the fourth quarter of 2024, a portion of which has been sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term. This agreement is in addition to its current leased office space agreement and, accordingly, the Company plans to fully sublet one of these leases, although there can be no guarantees that the Company will be successful in doing so.
13.Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:
Sandstorm Gold Ltd.    72    2024 First Quarter Report

Financial Statements
For the three months ended March 31, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$(801)	$–	$794	$–	$(1,595)	$–
	Silver	1,142	–	29	642	–	471	1,113
Aurizona, Brazil	Gold	–	2,248	–	78	–	2,170	2,848
Blyvoor, South Africa	Gold	1,008	–	281	305	–	422	753
Bonikro, Côte d'Ivoire	Gold	5,671	–	1,095	2,842	–	1,734	4,901
Caserones, Chile	Copper	–	2,838	–	1,049	–	1,789	1,962
Cerro Moro, Argentina	Silver	4,598	–	1,369	2,295	–	934	3,229
Chapada, Brazil	Copper	4,830	–	1,458	957	–	2,415	3,372
Fruta del Norte, Ecuador	Gold	–	1,788	–	468	–	1,320	1,113
Houndé, Burkina Faso	Gold	–	1,562	–	498	–	1,064	627
Mercedes, Mexico	Gold, Silver[2]	2,679	–	443	1,318	404	514	2,247
Relief Canyon, United States	Gold	3,180	–	–	1,666	–	1,514	3,180
Vale Royalties, Brazil	Iron Ore	–	2,361	–	620	–	1,741	–
Other[3]	Gold	2,695	4,629	712	1,769	–	4,843	5,722
	Copper, Other	1,366	1,017	302	1,456	–	625	3,245
Total Segments		$27,169	$15,642	$5,689	$16,757	$404	$19,961	$34,312
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$(5,695)	$(3,166)
Loss on revaluation of investments		–	–	–	–	–	(6,113)	–
Finance expense		–	–	–	–	–	(9,368)	–
Share of net income of associates		–	–	–	–	–	671	–
Other		–	–	–	–	–	525	1,206
Total Corporate		$–	$–	$–	$–	$–	$(19,980)	$(1,960)
Consolidated		$27,169	$15,642	$5,689	$16,757	$404	$(19)	$32,352
1.Royalty revenue from Antamina consists of $(0.6) million from copper and $(0.2) million from other base metals.
2.Revenue from Mercedes consists of $2.4 million from gold and $0.3 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley, Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $5.5 million, Mexico of $0.3 million and other of $3.9 million. Includes revenue from gold of $7.3 million, copper of $0.1 million, diamonds of $0.7 million and other base metals of $1.6 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
Sandstorm Gold Ltd.    73    2024 First Quarter Report

Financial Statements
For the three months ended March 31, 2023:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairment	Contractual income from stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$6,277	$–	$2,834	$–	$–	$3,443	$3,227
Aurizona, Brazil	Gold	–	2,128	–	117	–	–	2,011	2,278
Blyvoor, South Africa	Gold	966	–	298	271	–	–	397	568
Bonikro, Côte d'Ivoire	Gold	2,309	–	491	1,256	–	–	562	2,390
Caserones, Chile	Copper	–	1,815	–	1,738	–	–	77	1,181
Cerro Moro, Argentina	Silver	7,277	–	2,183	2,876	–	–	2,218	5,094
Chapada, Brazil	Copper	5,443	–	1,642	1,080	–	–	2,721	3,800
Fruta del Norte, Ecuador	Gold	–	1,945	–	557	–	–	1,388	1,184
Houndé, Burkina Faso	Gold	–	1,369	–	459	–	–	910	917
Mercedes, Mexico	Gold, Silver[2]	4,282	–	437	2,572	–	–	1,273	5,916
Vale Royalties, Brazil	Iron Ore	–	1,674	–	637	–	–	1,037	–
Other[3]	Gold	4,427	1,374	1,151	1,908	940	(10,000)	11,802	15,121
	Copper, Other	1,702	991	334	1,733	–	–	626	2,581
Total Segments		$26,406	$17,573	$6,536	$18,038	$940	$(10,000)	$28,465	$44,257
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$–	$(5,602)	$(3,472)
Gain on revaluation of investments		–	–	–	–	–	–	3,075	–
Finance expense		–	–	–	–	–	–	(9,816)	(26)
Share of net loss of associates		–	–	–	–	–	–	(143)	–
Other		–	–	–	–	–	–	(269)	(835)
Total Corporate		$–	$–	$–	$–	$–	$–	$(12,755)	$(4,333)
Consolidated		$26,406	$17,573	$6,536	$18,038	$940	$(10,000)	$15,710	$39,924
1.Royalty revenue from Antamina consists of $4.2 million from copper, $0.2 million from silver and $1.9 million from other base metals.
2.Revenue from Mercedes consists of $4.2 million from gold and $0.1 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley, Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $4.9 million, Mexico of $2.5 million and other of $1.1 million. Includes revenue from gold of $5.8 million, other base metals of $1.6 million and diamonds of $1.0 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Company's Mt. Hamilton royalty.
Sandstorm Gold Ltd.    74    2024 First Quarter Report

Financial Statements
Total assets as of:

In $000s	March 31, 2024	December 31, 2023

Antamina	$183,512	$185,748
Aurizona	9,375	10,053
Blyvoor	104,063	104,380
Bonikro	26,869	30,035
Caserones	76,641	77,540
Cerro Moro	12,921	15,217
Chapada	42,938	43,895
Fruta del Norte	26,542	26,761
Greenstone	107,234	107,234
Horne 5	78,934	78,934
Hod Maden	207,007	206,996
Houndé	28,619	28,341
Hugo North Extension and Heruga	35,382	35,358
Mercedes	31,865	52,132
Platreef	187,000	187,000
Relief Canyon	21,657	20,074
Vale Royalties	116,271	114,529
Other[1]	263,529	255,276
Total Segments	$1,560,359	$1,579,503
Corporate:
Cash and cash equivalents	$3,065	$5,003
Investments	255,976	258,874
Other assets[2]	88,463	88,046
Total Corporate	$347,504	$351,923
Consolidated	$1,907,863	$1,931,426
1.Where a Stream, royalty and other interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
2.Includes Sandbox and Horizon Copper investments in associates.
Sandstorm Gold Ltd.    75    2024 First Quarter Report

Financial Statements
14.Subsequent event
On May 2, 2024, the Company entered into an agreement to sell a number of its non-core royalties (including Highland Valley Copper, Seymour Lake and any future royalty proceeds exceeding $10 million from Copper Mountain) for $21 million in cash. The transaction is expected to close by the middle of the year and is subject to customary closing conditions including the expiry of certain rights of first refusal provisions.
Sandstorm Gold Ltd.    76    2024 First Quarter Report